PROSPECTUS SUPPLEMENT NO. 1 (to Prospectus dated August 1, 2016)	Filed pursuant to Rule 424(b)(3) Registration No. 333-212795

The information contained in this prospectus supplement and the accompanying prospectus is not complete and may be changed. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

Subject to Completion, Dated August 15, 2016

OFFER TO EXCHANGE AND CONSENT SOLICITATION

Senior Secured Toggle Notes due 2020 and

Warrants For Shares of Common Stock

for

Any and All 10% Senior Secured Notes due 2020

(CUSIP Nos. 205768 AK0 and U2038J AC1)

and

7 3⁄4% Convertible Secured PIK Notes due 2019

for

Any and All 7 3⁄4% Senior Notes due 2019

(CUSIP No. 205768 AH7)

and

9 1⁄2% Convertible Secured PIK Notes due 2020

for

Any and All 9 1⁄2% Senior Notes due 2020

(CUSIP No. 205768 AJ3)

This prospectus supplement (this “prospectus supplement”) updates certain statements and information and supersedes any inconsistent statement or information contained in the prospectus dated August 1, 2016 (the “prospectus”) of Comstock Resources, Inc. (“we,” “us,” or the “Company”), including, without limitation, an extension of the Early Tender Date of the Exchange Offer to 11:59 P.M., New York City time, on Friday, August 26, 2016. This prospectus supplement and the prospectus, taken together, constitute a current prospectus relating to the Company’s offer to exchange (collectively, the “Exchange Offer”) (a) its Senior Secured Toggle Notes due 2020 (the “New Senior Secured Notes”) and warrants exercisable for shares of common stock for any and all outstanding 10% Senior Secured Notes due 2020 (the “Old Senior Secured Notes”), (b) its 7 3⁄4% Convertible Secured PIK Notes due 2019 (the “New 2019 Convertible Notes”) for any and all outstanding 7 3⁄4% Senior Notes due 2019 (the “Old 2019 Notes”) and (c) its 9 1⁄2% Convertible Secured PIK Notes due 2020 (the “New 2020 Convertible Notes” and together with the New Senior Secured Notes and the New 2019 Convertible Notes, the “new notes”) for any and all outstanding 9 1⁄2% Senior Notes due 2020 (the “Old 2020 Notes” and together with the Old Senior Secured Notes and the Old 2019 Notes, the “old notes”). The New 2019 Convertible Notes and the New 2020 Convertible Notes are collectively referred to herein as the “New Convertible Notes.”

This prospectus supplement contains important changes and should be read carefully and in its entirety in conjunction with the prospectus. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The date of this prospectus supplement is August 15, 2016.

CHANGES TO THE PROSPECTUS AND THE TERMS OF THE EXCHANGE OFFER

We are modifying the terms of the Exchange Offer and the contents of the prospectus as described below. Accordingly, references in the prospectus to the matters described herein shall reflect such modifications.

Extension of the Early Tender Date

We are extending the Early Tender Date of the Exchange Offer. The Early Tender Date was previously 5:00 P.M., New York City time, on Friday, August 12, 2016 and will now expire at 11:59 P.M., New York City time, on Friday, August 26, 2016, unless further extended. All references to the Early Tender Date in the prospectus are hereby amended such that the Early Tender Date will be 11:59 P.M., New York City time, on Friday, August 26, 2016. Accordingly, holders who tender their old notes prior to 11:59 P.M., New York City time, on August 26, 2016 will receive the Early Exchange Consideration.

Changes Relating to the New Senior Secured Notes and Warrants

Interest Rate of New Senior Secured Notes Issued as Payment of Interest

If and to the extent that we elect to pay interest on the New Senior Secured Notes in kind, the New Senior Secured Notes will bear interest at a rate of 12 1⁄4% per annum, instead of at the previously announced interest rate of 11% per annum.

Limitation on Amount of New Senior Secured Notes Issuable as Payment of Interest

With respect to our ability to pay interest on the New Senior Secured Notes in kind, we will be limited to issuing such New Senior Secured Notes in lieu of the payment of $75.0 million of interest in cash. Accordingly, we will be able to issue approximately $91.9 million of New Senior Secured Notes as payment of interest (taking into account the increase in interest rate described above), instead of the previously announced limit of $75.0 million of New Senior Secured Notes as payment of interest. The amount of cash interest replaced by the issuance of New Senior Secured Notes will count against our $75 million basket for the incurrence of secured debt in the indenture for the New Convertible Notes.

Warrants Received by Holders Who Tender Old Senior Secured Notes

Holders of Old Senior Secured Notes that are validly tendered and accepted in the Exchange Offer will, subject to the terms and conditions of the Exchange Offer as modified by this prospectus supplement, receive for each $1,000 in principal amount of Old Senior Secured Notes exchanged (in addition to the applicable amount of New Senior Secured Notes) warrants exercisable for 2.75 shares of our common stock (instead of the previously announced rate of 1.50 shares of common stock) at an exercise price of $0.01 per share. We are also registering additional warrants to purchase 500 shares of our common stock, and the shares of our common stock issuable upon the exercise thereof, to account for the treatment of fractional warrants issued in the Exchange Offer, which will be rounded up to the nearest whole warrant.

Changes Relating to the New Convertible Notes

Mandatory Conversion Price for New Convertible Notes

The mandatory conversion price threshold for the New Convertible Notes will be $10.47 per share over a 15 consecutive trading day period instead of the previously announced $9.24 per share over a 10 consecutive trading day period. As a result, subject to and following receipt of required stockholder approval, the New Convertible Notes will be mandatorily convertible into shares of our common stock on or before the third business day following required notice of the 15 consecutive trading day period during which the daily volume weighted average price on the NYSE for our common stock is equal to or greater than $10.47 per share, subject to customary anti-dilution adjustments.

Permitted Investments

The definition of “Permitted Investments” in the indentures governing the New Convertible Notes will include a new basket for investments in Unrestricted Subsidiaries or joint ventures in an aggregate amount not to exceed at any one time outstanding $25.0 million.

Conversion Notice Requirement for Certain Holders

Provided that required stockholder approval has been obtained for the convertibility of the New Convertible Notes, any holder of New Convertible Notes who would be considered an “affiliate” for purposes of the Securities Act or the Exchange Act upon conversion of such holder’s New Convertible Notes will be required to provide 61 days’ written notice to the Company prior to any such conversion.

Clarification Regarding Payment of Interest in Kind

Interest on the New 2019 Convertible Notes and New 2020 Convertible Notes will be paid solely by issuance of additional New 2019 Convertible Notes or New 2020 Convertible Notes, as applicable. No scheduled interest payments on the New Convertible Notes will be made in cash.

Changes Relating to All Notes

Required Collateral

The Collateral for the new notes will include substantially all of the assets of the Company and the subsidiary guarantors. The Collateral will consist of 90% of the present value of (1) the Company’s and the subsidiary guarantors’ proved oil and natural gas reserves, and (2) the Company’s and the subsidiary guarantors’ operated proved and probable future drilling locations on their Haynesville and Bossier shale acreage in Louisiana and Texas, instead of, as set forth in the prospectus, 80% of the present value of the Company’s and the subsidiary guarantors’ proved oil and natural gas reserves. The Collateral will additionally include the Company’s and the subsidiary guarantors’ cash in excess of $3.0 million, instead of the Company’s and the subsidiary guarantors’ cash in excess of $10.0 million as provided for in the indenture governing the Old Senior Secured Notes.

Minimum Condition

We are amending the Minimum Condition described in the prospectus such that consummation of the Exchange Offer will be conditioned upon (among the other conditions described in the prospectus) (i) holders of not less than 90% in aggregate principal amount of the Old Senior Secured Notes having validly tendered (and not validly withdrawn) their old notes in the Exchange Offer and (ii) holders of not less than 90% in total aggregate principal amount of the Old 2019 Notes and Old 2020 Notes (on a combined basis) having validly tendered (and not validly withdrawn) their old notes in the Exchange Offer.

Trustee Replacement

American Stock Transfer & Trust Company, LLC will serve as Trustee for the new notes rather than The Bank of New York Mellon Trust Company, N.A. as previously identified. Further, in addition to the Proposed Amendments described in the prospectus, holders of old notes who validly tender their old notes prior to the Expiration Date shall be deemed to have consented to the removal of The Bank of New York Mellon Trust Company, N.A. as Trustee of the old notes and the appointment of American Stock Transfer & Trust Company, LLC as successor Trustee under the old notes in accordance with the provisions of each of the Existing Indentures.

Private Securities Litigation Reform Act of 1995 Safe Harbor

The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with the Exchange Offer. Accordingly, the references in the prospectus to Section 27A of the Securities Act and Section 21E of the Exchange Act are hereby deleted.

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2016 on an as-adjusted basis to give effect to the exchange by us of exchange consideration for our outstanding old notes, assuming the tender and acceptance of all of the outstanding old notes and other transactions related to the Exchange Offer, as amended by this prospectus supplement.

This information should be read in conjunction with the sections entitled “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the prospectus and our historical consolidated financial statements and related notes thereto included in the prospectus.

As of June 30, 2016
As Adjusted
(In thousands)
Cash and Cash equivalents	$58,212

Long-term debt:
Principal:
Revolving credit facility(1)	$—
10% senior secured notes due 2020	—
7 3⁄4% senior notes due 2019	—
9 1⁄2% senior notes due 2020	—
Senior secured toggle notes due 2020	700,000
7 3⁄4% convertible secured PIK notes due 2019	288,516
9 1⁄2% convertible secured PIK notes due 2020	174,607
Premiums (discounts) on notes:
7 3⁄4% senior notes due 2019	—
9 1⁄2% senior notes due 2020	—
Senior secured toggle notes due 2020(3)	(8,490)
7 3⁄4% convertible secured PIK notes due 2019(3)	(4,975)
9 1⁄2% convertible secured PIK notes due 2020(3)	(8,808)
Deferred financing costs	(16,250)

Total long-term debt	1,124,600

Stockholders’ Deficit:
Common stock(2)	6,253
Additional paid in capital(2)	518,905
Stock warrants(3)	8,490
Accumulated deficit	(732,425)

Total stockholders’ deficit	(198,777)

Total Capitalization	$925,823

(1)	As of June 30, 2016, there was no outstanding balance under our revolving credit facility.
(2)	Common stock and additional paid-in capital has been adjusted to reflect the one-for-five (1:5) reverse stock split of our common stock which became effective on July 29, 2016.
(3)

Reflects the impact of the Exchange Offer with amounts of the new notes being adjusted for the estimated value of the stock warrants issued in connection with the senior secured toggle notes due 2020 and the estimated value of the mandatory conversion feature in connection with the 7 3⁄4% convertible secured PIK notes due 2019 and 9 1⁄2% convertible secured PIK notes due 2020, assuming the approval of our stockholders of the authorized share proposal at a special meeting of the stockholders.

*****

Subject to the changes to the terms of the offer described above, Holders of old notes who wish to tender but have not yet done so may continue to use the letter of transmittal previously delivered. Holders of old notes who have validly tendered (and not withdrawn) their notes do not need to take any action to receive the exchange consideration, as amended hereby.

Except as set forth in this supplement, the terms and conditions of the Exchange Offer remain as set forth in the original prospectus. This prospectus supplement should be read in conjunction with the original prospectus.

Requests for assistance in connection with the tender of your old notes pursuant to the Exchange Offer may be directed to the Information and Exchange Agent:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor | New York, New York 10005

Banks and Brokers Call: (212) 269-5550 | All Others Call Toll-Free: (877) 732-3619

Email: crk@dfking.com

Attention: Peter Aymar

The Dealer Manager for the Exchange Offer is:

BofA Merrill Lynch

Attention: Debt Advisory

The Hearst Building

214 North Tryon Street, 14th Floor

Charlotte, North Carolina 28255

Toll-Free: (888) 292-0070

Collect: (980) 388-4813 and (646) 855-2464

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